March 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Attn: Sondra Snyder and Robert Babula

RE: Xcel Energy, Inc.
Form 10-K for the Fiscal Year ended December 31, 2023
Filed February 21, 2024
File No. 001-03034

Dear Ms. Snyder and Mr. Babula:

The following is the response of Xcel Energy Inc. (Xcel Energy) to the comment of the Securities and Exchange Commission Staff (the Staff) set forth in the Staff’s letter, dated March 19, 2024.

To facilitate review, we have reproduced the text of the SEC’s comment in italicized print below.

Management’s Discussion and Analysis, page 26

We note that your measures of the electric and natural gas margins on pages 28 and 29 appear to exclude certain amounts that would be attributable to cost of revenues and reflected in measures of gross margin in accordance with GAAP, such as operating and maintenance expenses and depreciation and amortization.

Therefore, it appears that your margin measures should be identified as non-GAAP measures and that you would need to adhere to the disclosure requirements in Item 10(e) of Regulation S-K. For example, electric gross margin and natural gas gross margin, each reflecting all costs and expenses applicable to revenues, would be identified as the most directly comparable GAAP measures in providing the disclosures required by Item 10(e)(1)(i)(A) and (B) of Regulation S-K; reconciliations to your non-GAAP measures should begin with these GAAP measures.

Please also include analyses of the changes in these most directly comparable GAAP measures, similar to those provided for changes in your non-GAAP measures of the electric and gas margins. You may refer to the answers to Questions 100.05 and 102.10(a) and (b) of our C&DI's pertaining to Non-GAAP measures if you require further clarification. You may view this guidance at the following website address: https://www.sec.gov/corpfin/non-gaap-financial-measures.htm

Please submit the revisions that you propose to address these concerns also with respect to any corresponding disclosures made by your four utility subsidiaries.

Response:

Xcel Energy acknowledges the Staff’s view that electric and natural gas margin should be identified as non-GAAP measures and reconciled to the most directly comparable GAAP measure of gross margin. For future Form 10-K and Form 10-Q filings, beginning with the quarter ending March 31, 2024, Xcel Energy and its four utility subsidiaries will no longer present electric and natural gas margin. If Xcel Energy presents electric and natural gas margin in future filings, these amounts will be identified as non-GAAP measures and reconciled to gross margin.

If you would like to discuss Xcel Energy’s responses to the Staff’s comments or have any other questions, please contact me at (612) 330-6747.

Sincerely,

XCEL ENERGY INC.

/s/ BRIAN J. VAN ABEL
Brian J. Van Abel
Executive Vice President, Chief Financial Officer
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